UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35372

CUSIP Number: 7997OY 105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Sanchez Energy Corporation

Full Name of Registrant

N/A

Former Name if Applicable

1000 Main Street, Suite 3000

Address of Principal Executive Office (Street and Number)

Houston, Texas 77002

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in our Current Report on Form 8-K filed on March 30, 2020 (the “COVID 8-K”), Sanchez Energy Corporation (the “Company,” “we,” “our,” “us” or similar terms) is relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) to delay the filing of its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Report”) due to circumstances related to coronavirus disease 2019 (“COVID-19”). As noted in the COVID 8-K, in particular, COVID-19 and related federal, state and local restrictions have caused the closure of the Company’s principal offices and limited access to the Company’s facilities and books and records, resulting in limited support from and access to personnel and professional advisors, as well as communications and similar delays among such persons, and delays in the receipt and processing of critical information necessary to complete the Report timely and accurately. Further, the recent market disruption and volatility in connection with the COVID-19 pandemic has resulted in a diversion of our management’s time and attention in order to focus on the related impact to the Company’s restructuring plans and business operations. As previously disclosed, on August 11, 2019 (the “Petition Date”), the Company and certain of its subsidiaries, consisting of SN Palmetto, LLC, SN Marquis LLC, SN Cotulla Assets, LLC, SN Operating, LLC, SN TMS, LLC, SN Catarina, LLC, Rockin L Ranch Company, LLC, SN Payables, LLC, SN EF Maverick, LLC and SN UR Holdings, LLC (collectively with the Company, the “Debtors”), filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors’ Chapter 11 cases are jointly administered under the caption In re Sanchez Energy Corporation, Case No. 19-34508 (the “Chapter 11 Cases”). In connection with the Chapter 11 Cases, the Company has been in discussions with certain of its bondholders and other stakeholders regarding a potential restructuring transaction and other related matters. As previously disclosed in our Current Report on Form 8-K filed on May 6, 2020 (the “Plan Confirmation 8-K”), on April 30, 2020, the Bankruptcy Court entered the Order Approving Disclosure Statement and Confirming Second Amended Joint Chapter 11 Plan of Reorganization of Sanchez Energy Corporation and Its Debtor Affiliates, which approved and confirmed the Second Amended Joint Chapter 11 Plan of Reorganization of Sanchez Energy Corporation and Its Debtor Affiliates (as amended, modified or supplemented from time to time, the “Plan”). As noted in the Plan Confirmation 8-K, the Plan will become effective as soon as all conditions precedent to the Plan have been satisfied. Although the Debtors are targeting occurrence of the effective date as soon as reasonably practicable, the Debtors can make no assurances as to when, or ultimately if, the Plan will become effective. The Debtors are undertaking efforts to consummate the Plan so that it may go effective permitting the Debtors to emerge from bankruptcy, and these efforts are consuming time and resources that would otherwise be used in preparation and completion of the Report. For the reasons described above and in the COVID 8-K, the Company is unable to file, without unreasonable effort and expense, the Report by the extended filing deadline of May 14, 2020, which is 45 days from the Report’s original filing deadline of March 30, 2020.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kirsten A. Hink	713	783-8000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the information set forth below are estimates, remain subject to change in connection with the completion of the Report, and may differ from the results that are ultimately reflected in the financial statements to be included in the Report when filed.

The Company currently estimates a net loss of $1,488.7 million for the year ended December 31, 2019 as compared to net income of approximately $85.2 million for the year ended December 31, 2018. The variance in net loss for the year ended December 31, 2019 compared to net income for the year ended December 31, 2018 is primarily attributable to an increase of approximately $1,182.0 million in operating costs and expenses that is primarily associated with an estimated impairment of proved oil and natural gas properties of approximately $1,109.8 million for the year ended December 31, 2019 as compared to an impairment of proved oil and natural gas properties of approximately $6.6 million for the year ended December 31, 2018. The adverse impact of lower commodity prices on proved reserve values, in addition to the Company’s recent and projected reduced drilling and development activities, contributed to the estimated proved oil and natural gas property impairment for the year ended December 31, 2019. In addition, the Company currently estimates an impairment of unproved oil and natural gas properties for the year ended December 31, 2019 of approximately $87.2 million as compared to approximately $7.8 million for the year ended December 31, 2018. The Company’s unproved property impairment expenses for the years ended December 31, 2019 (estimated) and 2018 were primarily due to anticipated and actual, respectively, acreage expirations from changes in the Company’s development plans. Significant declines in commodity prices, further changes to the Company’s drilling plans or reductions in proved reserve estimates could result in additional property impairments in the future, and such additional impairments could also be material. In addition, sales revenue for oil, natural gas and natural gas liquids are estimated to be $328.8 million less for the year ended December 31, 2019 as compared to the year ended December 31, 2018, with the variance primarily attributable to lower production volumes from reduced drilling and development activities and lower commodity prices for the year ended December 31, 2019. Other variances for the year ended December 31, 2019 compared to the year ended December 31, 2018 include an approximate $18.2 million increase in other expenses primarily associated with a loss on impairment of a prepaid asset and loss on impairment of an investment, an approximate $5.4 million increase in other expenses associated with mark-to-market losses on commodity derivatives, an approximate $82.3 million increase in reorganization costs for fees and expenses of court-approved legal and financial advisors directly associated with the Chapter 11 Cases since the Petition Date, and an approximate $46.8 million decrease in interest expense associated with the discontinued recording of interest expense on all debt instruments classified as liabilities subject to compromise after the Petition Date.

The Company faces uncertainty regarding the adequacy of its liquidity and capital resources and has extremely limited, if any, access to additional financing. These uncertainties related to the Company’s liquidity and the risks related to the Chapter 11 Cases raise substantial doubt about the Company’s ability to continue as a going concern, and the Company currently anticipates that the financial statements will contain certain disclosures regarding substantial doubt about the Company’s ability to continue as a going concern as of the year ended December 31, 2019.

The foregoing statements are based on the Company’s current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates and statements. The risks include, but are not limited to, unexpected changes arising during management’s ongoing annual review procedures, the outcome of the Chapter 11 Cases and negotiations and discussions with the Company’s bondholders and other stakeholders, and the Company’s restructuring plans.

Forward-Looking Statements

Certain statements contained in this Form 12b-25, and certain statements contained in the Report, will include “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Form 12b-25 or in the Report that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements relate to certain assumptions we made based on management’s experience, the Company’s perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors the Company believes to be appropriate and reasonable. When used in this Form 12b-25 or in the Report, words such as “will,” “potential,” “believe,” “estimate,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “plan,” “predict,” “forecast,” “budget,” “guidance,” “project,” “profile,” “model,” “strategy,” “future” or their negatives or the statements that include these words or other similar words that convey the uncertainty of future events or outcomes, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Forward-looking statements are not guarantees of performance. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. The events anticipated by the Company’s forward-looking statements may not occur, and, if any of such events do, the Company may not have correctly anticipated the timing of their occurrence or the extent of their impact on the Company’s actual results. Accordingly, you should not place any undue reliance on any of the Company’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. These cautionary statements qualify all forward-looking statements attributable to the Company or persons acting on the Company’s behalf.

Sanchez Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2020	By:	/s/ Cameron W. George
Cameron W. George
Executive Vice President and Chief Financial Officer

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